

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 10, 2010

David A. Tenwick
Chairman of the Board
AdCare Health Systems, Inc.
5057 Troy Road
Springfield, OH 45502-9032

> **Re: AdCare Health Systems, Inc.**
> **Form S-3**
> **Filed May 4, 2010**
> **File No. 333-166488**

Dear Mr. Tenwick:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Securityholders

Common Stock/Restricted Stock Table

1. At the end of this table, you refer to the registration of common stock underlying options available for granting under the 2004 Stock Option Plan and 2005 Stock Option Plan. Please note that to register securities issued under an employee benefit plan on a Form S-3 the information concerning the plan required by Form S-8 would have to be included in the Form S-3 prospectus. For guidance, refer to Question 116.01 of the Securities Act Forms Compliance and Disclosure Interpretations,

available on our website at www.sec.gov. Please tell us how you have complied with this guidance or revise accordingly.

2. Please explain why you have listed as a selling security holder "IPO Warrants held in street name"? Provide your legal analysis for registering these securities in this manner.

Plan of Distribution

3. Please revise here and in Item 14 to include an estimate of all expenses paid in connection with the securities being registered. Refer to Item 511 of Regulation S-K.

Incorporated by Reference

4. Please revise to specifically incorporate your Form 10-K/A filed April 2, 2010.

Signature page

5. We note that your signature page does not indicate on which date each director signed the registration statement. Include such dates in your amendment.

Exhibit 5.1 Legal Opinion

6. It appears that counsel has inadvertently switched the terms "Primary Offering" and "Secondary Offering". Please instruct your legal counsel to file a new opinion to correct this issue.

General

7. Revise your registration statement to correct the pagination. In this respect, your current disclosure often goes on multiple pages before a page number is listed.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Knight, Attorney-Adviser, at (202) 551-3370, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste Murphy

for Larry Spirgel
Assistant Director

cc: via facsimile at (614) 221-0216
       Michael A. Smith, Esq.
       (Carlile Patchen & Murphy LLP)